Shareholder Accounts                                           Corporate Offices
c/o Ultimus Fund Solutions, LLC                    3707 W. Maple Road, Suite 100
P.O. Box 46707                                        Bloomfield Hills, MI 48301
Cincinnati, OH 45246                                              (248) 644-8500
1-888-726-0753                                               Fax  (248) 644-4250
                            SCHWARTZ INVESTMENT TRUST



April 24, 2006
                                                                 FILED VIA EDGAR
                                                                 ---------------


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re:     Schwartz Investment Trust (the "Trust")
             File Nos. 811-07148; 33-51626
             Response to Commission's Comments on Post-Effective Amendment
               No. 19 on Form N-1A


Ladies and Gentlemen:

     Mr. Dominic Minore of the Commission's staff recently contacted us to provide comments on Post-Effective Amendment No. 19 to the Trust's registration statement on Form N-1A. The following are the comments provided and the Trust's response to each:

AVE MARIA FUNDS PROSPECTUS
--------------------------

     1. Will the Ave Maria Rising Dividend Fund, the Ave Maria Small Cap Fund, or any other fund of the Trust that may invest in foreign securities, invest in foreign securities in emerging markets? If so, please revise the prospectus to state this fact. What is the percentage threshold for investing in foreign securities / foreign securities in emerging markets? If it is 20% or more for foreign securities and 10% or more with relation to foreign securities in emerging markets, please include appropriate risk disclosure with respect to the applicable Fund(s).

RESPONSE: None of the Funds intend to invest in foreign securities in emerging markets. All of the Funds invest primarily in U.S. securities, however no formal limitations have been adopted with respect to investments in foreign securities. As of December 31, 2005, none of the Funds held any foreign securities. If a Fund were to invest a significant amount of its assets in foreign securities, or in foreign securities in emerging markets, the Prospectus would be revised to include appropriate risk disclosures.

     2. The Commission's staff believes the range used to define small-cap companies by the Ave Maria Small Cap Fund is too broad, that as written it includes both micro-cap companies and large-cap companies. The staff further believes the Russell 2000 Index is not necessarily an index comprised exclusively of small cap securities. Clarify whether 80% of the Fund's assets could be invested in securities of issuers with capitalizations as low as $26 million and/or as high as $4.4 billion. If the Fund does not truly intend to invest to these two extremes, indicate the median market capitalization of companies in the Russell 2000 Index and give an indication of the range within which the Fund intends to primarily invest. If the Fund does intend to invest to these two extremes, include appropriate risk disclosure relating to investing in micro-cap companies, and risk disclosure relating to investing in large-cap securities, to the extent the Fund believes it is appropriate.

RESPONSE: We will revise the disclosure to indicate that the median market capitalization of companies included in the Russell 2000 Index is currently $662 million and that, for purposes of the 80% limitation, the Adviser defines small-cap companies as those whose market capitalization, at the time of purchase, is between $200 million and $4 billion, and that the Fund may invest in securities at both ends of the spectrum. We do not believe risk disclosure relating to micro-cap companies or large-cap companies is appropriate.

     3. In the Expense Information Section, the Example should be presented immediately after the Annual Fund Operating Expenses table and any footnotes should be presented after the Example.

RESPONSE: The footnotes will be moved to follow the Example.

     4. In footnote number 4 on page 19, add the following sentence to the end of the footnote: "The Adviser will have no claim against a Fund and the Fund will not pay for any unpaid amounts if its expense limitation agreement expires or is terminated." The staff notes that without this clarification, the fee reductions and/or expense reimbursements eligible for repayment by the Funds should be booked as a loan.

RESPONSE: We will add the requested language.

AVE MARIA STATEMENT OF ADDITIONAL INFORMATION
---------------------------------------------

     5. Either expand investment limitation #4 on page 16, or provide a separate non-fundamental investment limitation that states: "Neither Fund will mortgage, pledge or hypothecate more than one third of its total assets."

RESPONSE: We will add this language as a non-fundamental limitation.

     6.  On  page  17,  in  the  paragraph   immediately  after  non-fundamental
investment limitation number 5, clarify that the Funds must strictly adhere to the percentage limitation with respect to investments in illiquid securities.

RESPONSE: We will clarify that the Funds must strictly adhere to the percentage limitation with respect to investments in illiquid securities.

     7. Include the following language at the end of the first sentence in the third bullet point under Portfolio Holdings Disclosure Policy: "and is subject to a confidentiality agreement including a prohibition on trading based upon non-public information."

RESPONSE: We respectfully decline to add this language. Each of the rating and ranking organizations approved for the Trust approximately one year ago were contacted at that time in an attempt to obtain confidentiality agreements with such organizations. Each rating and ranking organization indicated that it would not sign a confidentiality agreement with the Trust. Management informed the Board of Trustees of this fact and the Trustees approved the elimination of this requirement, determining that the Trust's policies and procedures are reasonable and sufficient to prevent any harm to the Funds and their shareholders.

Therefore, we have revised the third bullet point to read as follows:

o Information regarding portfolio securities as of the end of the most recent month or as of the end of the most recent calendar quarter, and other information regarding the investment activities of the Funds during such month or quarter, may be disclosed on at least a 30-day lag to rating and ranking organizations for use in connection with their rating or ranking of the Funds, but only if such disclosure has been approved by the Chief Compliance Officer of the Trust (the "CCO") as being in the best interests of shareholders and serving a legitimate business interest of the Funds. Below is a table listing the organizations that have been approved by the CCO to receive non-public portfolio information along with the types of information received, conditions or restrictions on use, timing of disclosure and any compensation received for providing portfolio information. These organizations have not signed confidentiality agreements. However, the Trust's CCO and Board of Trustees have determined that each such organization is bound by a duty of confidentiality and that the Trust's policies and procedures with respect to the disclosure of portfolio information are reasonable and sufficient to prevent any harm to the Funds and their shareholders.

--------------------------------------------------------------------------------------------------------------------------


                                                                 TIMING OF RELEASE AND
                                                           CONDITIONS OR RESTRICTIONS ON USE   RECEIPT OF COMPENSATION OR
 NAME OF RATING                                                 OF PORTFOLIO HOLDINGS          OTHER CONSIDERATION BY THE
 OR RANKING ORGANIZATION     INFORMATION PROVIDED                     INFORMATION               FUND OR AFFILIATED PARTY
--------------------------------------------------------------------------------------------------------------------------
Morningstar, Inc.            CUSIP, description,           Provided monthly, with a 30-day               None
                             shares/par, market value,     lag. No formal conditions or
                             coupon, maturity date and     restrictions.
                             fixed income survey
--------------------------------------------------------------------------------------------------------------------------
Bloomberg L.P.               CUSIP, shares/par,            Provided quarterly, with a 30-day             None
                             market value, description,    lag. No formal conditions or
                             coupon, maturity date and     restrictions.Bloomberg has
                             percent of total net assets   indicated that it requires all
                                                           employees to sign confidentiality
                                                           agreements acknowledging all
                                                           information received during their
                                                           employment must be used for
                                                           legitimate business purposes only.

--------------------------------------------------------------------------------------------------------------------------






--------------------------------------------------------------------------------------------------------------------------
Standard & Poors, Inc.       CUSIP, description,           Provided monthly, with a 30-day               None
                             shares/par, market value,     lag.  No formal conditions or
                             coupon, maturity date,        restrictions. S&P has indicated that
                             percent of total net assets   its employees are required to
                                                           follow a code of business conduct
                                                           that prohibits them from using
                                                           portfolio information for anything
                                                           other than performing their job
                                                           responsibilities; S&P employees
                                                           must certify annually that they
                                                           have followed this code of business
                                                           conduct.
-----------------------------------------------------------------------------------------------------------------------
 Thomson Research            CUSIP, shares/par,            Provided quarterly, with a 30-day             None
                             market value, cost basis      lag.  No formal conditions or
                                                           restrictions. Thomson Research
                                                           has indicated that it requires all
                                                           employees to sign confidentiality
                                                           agreements acknowledging that all
                                                           information received during their
                                                           employment must be used for
                                                           legitimate business purposes only.
--------------------------------------------------------------------------------------------------------------------------
 Lipper, Inc.                CUSIP, shares/ market         Provided monthly, with a 30-day               None
                             value, description, total     lag.  No formal conditions or
                             nets assets, cash and         restrictions.  Lipper has indicated
                             share total                   that it will not trade based on the
                                                           Fund's portfolio information, and it
                                                           prohibits its employees from any
                                                           such trading.
--------------------------------------------------------------------------------------------------------------------------
 CDA Weisenberger            CUSIP, shares/ market         Provided monthly, with a 30-day               None
                             value and cost basis          lag.  No formal conditions or
                                                           restrictions.
--------------------------------------------------------------------------------------------------------------------------

SIGNATURE PAGE
--------------

     8. The signature page should be executed by the Trust's chief financial officer and the principal accounting officer or controller. If Timothy Schwartz is the principal accounting officer, please designate such additional title next to his name.

RESPONSE: Mr. Timothy Schwartz, as Treasurer, is both the chief financial officer and principal accounting officer. The Trust has no controller. The signature page to Post-Effective Amendment No. 20 (which will incorporate our responses to these comments) will be revised to indicate Mr. Timothy Schwartz's status as chief financial officer and principal accounting officer.


     We acknowledge that:

o the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

o the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank  you  for  your  comments.   Please  contact  Cassandra  Borchers  at
513/587-3451 if you have any questions.


Very truly yours,

/s/John F. Splain

John F. Splain
Assistant Secretary